May 14, 2007

Mail Stop 3561

Frederick M. Mintz, Chairman of the Board
Madison Enterprises Group, Inc.
488 Madison Avenue
Suite 1100
New York, New York 10022

**Re: Madison Enterprises Group, Inc.
          Registration Statement on Form S-1
          Filed May 7, 2007
          File No. 333-142666**

Dear Mr. Mintz:

        We have completed a preliminary reading of your registration statement. It appears that your document fail to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form, as described below. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments until these material deficiencies are addressed.

1. Please amend the registration statement to comply with Rule 419 of Regulation C.

2. We note that you are registering the resale of all of your outstanding common stock. Your offering appears to be a primary offering through the selling shareholders who are acting as underwriters. As your company is not eligible to conduct an "at the market" offering under Rule 415, please revise the terms of your offering to specify a fixed price at which the securities will be offered and sold for the duration of the offering. Please identify the selling shareholders as underwriters under the Securities Act of 1933.

3. Please include the signatures required by Form S-1. If a person signs in more than one capacity, each capacity in which he signs should be indicated below his signature.

* * * * *

As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.   Feel free to call Goldie Walker at (202) 551-3234 with any questions. We look forward to working with you to address these concerns.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies